

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Heather Van Blarcom
Senior Vice President, Legal and Corporate Secretary
ChromaDex Corp.
10900 Wilshire Blvd., Suite 600
Los Angeles, CA 90024

> **Re: ChromaDex Corp.**
> **Registration Statement on Form S-3**
> **Filed November 3, 2022**
> **File No. 333-268148**

Dear Heather Van Blarcom:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis Rambo